FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of February, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Telefónica Chile sells 60% of Infraco to KKR	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica announces that its subsidiary Telefónica Chile, S.A. (“Telefónica Chile”) has today entered into a stock purchase agreement with KKR Alameda Aggregator L.P. (a vehicle controlled by funds managed or advised by KKR affiliated entities) for the sale of 60% of the shares of InfraCo, SpA (“InfraCo”).

As part of the transaction, Telefónica Chile will sell approximately two million homes passed with fiber to InfraCo. Additionally, Telefónica Chile and InfraCo will enter into certain agreements for the provision of various services, including an agreement to provide wholesale connectivity services to Telefónica Chile on InfraCo’s fiber network.

The transaction values InfraCo at 1.0 billion dollars (approximately 0.8 billion euros at the current exchange rate), which represents an implied multiple of 18.4x 2020 OIBDA. Upon completion, the transaction will result in a reduction of Telefónica Group's net financial debt of approximately 0.4 billion euros.

The transaction is subject to obtaining the corresponding authorizations from the antitrust authorities.

Madrid, February 22, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 22, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors